Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 866.974.7329

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Matthew Crispino

Matthew Derby

Re:	Urgent.ly Inc.

Registration Statement on Form S-1

Filed July 27, 2023

File No. 333-273463

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 10, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are also providing, under separate cover, a marked copy of Amendment No. 1 to show all changes from the version filed on July 27, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Form S-1 filed July 27, 2023

Cover Page

1.

You disclose on the cover page that you are registering up to 330,925,660 shares of common stock, including 47,769,981 shares issuable upon the conversion of warrants. On page 5, however, you state that you are registering up to 330,925,660 shares of common stock, including Warrant Shares and Convertible Note Shares. Please revise your disclosure to state consistently if you are registering shares of common stock underlying your outstanding convertible notes.

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

September 27, 2023

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on the cover page of Amendment No. 1.

Selling Securityholders, page 120

2.

Please revise the selling securityholder table by removing the row “All other Selling Securityholders” and including the name of each selling securityholder. Refer to Item 5.07 of Regulation S-K. Also, please ensure that you have disclosed the natural person or persons who have voting and investment control of the shares to be offered for resale by each of the legal entities included in the table. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations. Finally, tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 125 through 127 of Amendment No. 1.

Please direct any questions with respect to this letter and the responses set forth above to me at (650) 320-4597 or mbaudler@wsgr.com. We thank you for your consideration of our responses.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark B. Baudler

cc:	Matthew Booth, Urgent.ly Inc.

Timothy Huffmyer, Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.